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                                                                  Exhibit 12

The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re:  Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)




                                                        Fiscal years ended September 30,
                                           1998         1997          1996         1995          1994
Net Income Before Preferred
  Stock Dividends                          $  68,378    $  85,098     $  88,752    $  53,666     $  63,825

Add - Income Taxes                            38,188       48,269        53,533       28,164        30,429
      Fixed Charges (see below)               33,786       33,289        37,052       46,586        41,352

Earnings                                   $ 140,352    $ 166,656     $ 179,337    $ 128,416     $ 135,606

Fixed Charges:
  Interest on Long-Term Debt               $  31,132    $  31,094     $  32,889    $  40,507     $  38,718
  Other Interest                               2,654        2,195         4,163        6,079         2,634

     Total Fixed Charges                   $  33,786    $  33,289     $  37,052    $  46,586     $  41,352

Ratio of Earnings to Fixed Charges              4.15         5.01          4.84         2.76          3.28
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